EXHIBIT 4.5

DESCRIPTION OF SECURITIES OF SECOND SIGHT MEDICAL PRODUCTS, INC.

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Our authorized capital stock consists of 300,000,000 shares of common stock, without par value, and 10,000,000 shares of preferred stock, without par value. As of March 31, 2021, we had a total of 27,908,299 shares of common stock outstanding and no shares of preferred stock outstanding.

The following information is a summary of information concerning the securities of Second Sight Medical Products, Inc. (“we,” “our,” or “us”) and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Restated Articles of Incorporation, as amended (the “Articles of Incorporation”), and Amended and Restated Bylaws (the “Bylaws”), each of which is incorporated by reference as an exhibit to Annual Report on Form 10-K of which this Exhibit 4.5 is a part.

Common Stock

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our shareholders and cumulative voting rights in the election of our directors. Under California law, in any election of directors, each shareholder is entitled to cumulative voting at such election. This means that each shareholder may cast, in person or by proxy, as many votes in the aggregate as that shareholder is entitled to vote, multiplied by the number of directors to be elected. A shareholder is entitled and can elect to cast all of his or her votes for any director or for any two or more as the shareholder would choose. Our bylaws provide that the holders of a majority of the outstanding shares of our common stock, if present in person or by proxy, represent a quorum for the transaction of business at shareholders’ meetings. In most instances, if holders of a majority of the common stock present in person or by proxy at any meeting vote “for” a matter, the matter passes. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive ratably any dividends declared by our board of directors out of assets legally available. Upon our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the outstanding liquidation preferences of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable

Our common stock is listed on The Nasdaq Capital Market under the symbol “EYES”. We have not applied to list our common stock on any other exchange or quotation system.

Preferred Stock

We have 10,000,000 shares of authorized preferred stock, no par value, none of which was issued or outstanding on March 31, 2021. Shares of preferred stock may be issued from time to time in one or more series, each of which will have such distinctive designation or title as shall be determined by our board of directors prior to the issuance of any shares thereof. Preferred stock will have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of preferred stock as may be adopted from time to time by the board of directors prior to the issuance of any shares thereof. The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then outstanding shares of our capital stock entitled to vote generally in the election of the directors, voting together as a single class, without a separate vote of the holders of the preferred stock, or any series thereof, unless a vote of any such holders is required pursuant to any preferred stock designation.

While we do not currently have any plans for the issuance of any preferred stock, the issuance of such preferred stock could adversely affect the rights of the holders of common stock and, therefore, reduce the value of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock; however, these effects may include:

•Restricting dividends on the common stock;

•Diluting the voting power of the common stock;

•Impairing the liquidation rights of the common stock; or

•	Delaying or preventing a change in control of the Company without further action by the shareholders

Other than in connection with shares of preferred stock (as explained above), which preferred stock is not currently designated nor contemplated by us, we do not believe that any provision of our restated articles of incorporation or amended and restated bylaws would delay, defer or prevent a change in control.

Warrants

As of March 31, 2021 we had 7,681,815 issued and trading on the Nasdaq Capital Market under the trading symbol “EYESW” (the “Warrants”), Each Warrant allows the holder thereof to purchase one share of our common stock at an exercise price of $11.76 (the “Exercise Price”) prior to 5:00 p.m. Eastern time on March 14, 2024 (the “Expiration Date”). Each Warrant not exercised prior to the Expiration Date shall become void, and all rights thereunder and all rights in respect thereof shall cease and be of no further effect.

We may call the Warrants for redemption, in whole and not in part, at a price of $0.01 per Warrant, upon not less than 30 days’ prior written notice of redemption to each Warrant holder, provided that, (i) the closing price of the common stock equals or exceeds 200% of the Exercise Price, subject to adjustment, per share, for 15 consecutive trading days and (ii) all of our independent directors vote in favor of a Warrants redemption. The Warrants are exercisable by paying the exercise price in cash only and do not have a cashless exercise provision.

The Exercise Price of the Warrants and the number of shares of common stock issuable upon exercise of the Warrants are subject to adjustment in certain circumstances, including a stock split of, stock dividend on, or a subdivision, combination or recapitalization of the common stock.

In addition, if, at any time while the Warrants are outstanding (i) we effect any merger or consolidation with or into another entity, in which we not the surviving entity or our shareholders immediately prior to such merger or consolidation do not own, directly or indirectly, at least 50% of the voting power of the surviving entity immediately after such merger or consolidation, (ii) we effect any sale to another  person or entity of all or substantially all of our assets in one or a series of related transactions, (iii) pursuant to any tender offer or exchange offer (whether by us or another person or entity), holders of capital stock who tender shares representing more than 50% of the voting power of our capital stock or such other person or entity, as applicable, accepts such tender for payment, (iv) we consummate a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another person or entity whereby such other person or entity  acquires more than the 50% of the voting power of our capital stock or (v) we effect any reclassification of our common stock or any compulsory share exchange pursuant to which our common stock is effectively converted into or exchanged for other securities, cash or property (other than as a result of a subdivision or combination of shares of our common stock covered above) (in any such case, a “Fundamental Transaction”), then following such Fundamental Transaction each holder of Warrants shall have the right to receive, upon exercise of thereof, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of shares then issuable upon exercise in full of the Warrants held.

The Warrants do not confer upon the holder any voting or any other rights of a shareholder of the Company. A holder of the Warrants will not have any rights as a shareholder until the Warrants have been exercised in accordance with their terms and the shares of common stock purchased thereby have been issued. The Warrants were issued pursuant to a warrant agreement by and between us and VStock Transfer, LLC, as the warrant agent. A copy of the Warrant Agreement form and form of Warrant is attached as an exhibit to the registration statement, File No. 333-215463, available on SEC’s EDGAR database and copies of the Warrant and executed Warrant Agreement are available at our offices and warrant agent. The foregoing description of the Warrants is qualified by the terms of the Warrant Agreement.

Dividend Policy

We have never paid any cash dividends on our capital stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain future earnings to fund ongoing operations and future capital requirements. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon financial condition, results of operations, capital requirements and such other factors as the board of directors deems relevant.

Transfer Agent

Our transfer agent and warrant agent for the Warrants is VStock Transfer, LLC, 18 Lafayette Place, Woodmere, NY 11598; telephone (212) 828-8436.